The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Subject to Completion. Dated June 11, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September 19, 2011, the General Terms Supplement dated March 22, 2012 and the Product Supplement No. 1065 dated September 19, 2011 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Buffered Index-Linked Notes due (Linked to the EURO STOXX ex-Financials Index, Converted Into U.S. Dollars)

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be the fifth scheduled business day after the determination date, subject to adjustment) is based on the U.S. dollar value of the performance of the EURO STOXX ex-Financials Index (which we refer to as the index or underlier) as measured from the trade date to and including the determination date (to be set on the trade date, expected to be between 18 and 21 months after the trade date, subject to adjustment). If the index return (defined below) is less than -20.00% (the final index level is less than the initial index level by more than 20.00%), you would lose a portion of your investment in the notes and may lose your entire investment depending on the performance of the index. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount (set on the trade date and expected to be between $1,290.00 and $1,330.00).

The return on your notes will reflect the increase or decrease in the U.S. dollar value of the index from the trade date to the determination date. We will determine the U.S. dollar value of the index by multiplying the closing level of the index on a trading day by the USD/EUR exchange rate on such trading day. We also refer to the U.S. dollar value of the index as the adjusted closing level for the index. Because the return on your notes reflects both the change in the index level and the change in the USD/EUR exchange rate, if the value of the U.S. dollar appreciates against the euro, which we refer to as the underlying currency, you may not receive a positive return on your notes, even if the level of the index has increased.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (set on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level and/or appreciation of the underlying currency against the U.S. dollar over the life of the notes) or a negative return (based on any decrease in the index level and/or depreciation of the underlying currency against the U.S. dollar over the life of the notes).  On the stated maturity date, for each $1,000 face amount of your notes:

•      if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the index return, subject to the maximum settlement amount;

•      if the index return is zero or negative but not below -20.00% (the final index level is less than or equal to the initial index level but not by more than 20.00%), you will receive an amount in cash equal to $1,000; or

•      if the index return is negative and is below -20.00% (the final index level is less than the initial index level by more than 20.00%), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) 1.25 times (b) the sum of the index return plus 20.00% times (c) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the adjusted closing level of the index on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 20.00% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes (the minimum denomination) is limited to the maximum settlement amount of between $1,290.00 and $1,330.00 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and the description of the underlier and additional terms of the notes in the accompanying general terms supplement.

The estimated value of your notes on the trade date at the time the terms of your notes are set (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $     (to be determined on the trade date) per $1,000 face amount of your notes, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will initially equal the difference between the original issue price (minus the underwriting discount and commissions) and the estimated value on the trade date specified above and will decline on a straight line basis over the period from the date hereof through October   , 2012. Your investment in the notes involves certain risks, including, among other things, our credit risk.  Your investment in the notes involves certain risks, including, among other things, our credit risk.  We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-30 of the accompanying product supplement no. 1065, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-10 of this pricing supplement so that you may better understand the risks of your investment.

Original issue price (per $1,000 face amount):	$1,000.00	Original issue date (settlement date):	, 2012
Underwriting discounts (per $1,000 face amount):	$
Selling commissions (per $1,000 face amount):	$
Total underwriting discounts and commissions (per $1,000 face amount):	$
Net proceeds to the issuer (per $1,000 face amount):	$

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated         , 2012.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated March 22, 2012, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1065” mean the accompanying product supplement no. 1065, dated September 19, 2011, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1065 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1065 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Underlier: the EURO STOXX ex-Financials Index (Bloomberg symbol, “SXXNFE”)

Underlying currency: Euro (USD/EUR)

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1065:

•                  type of notes: notes linked to a single underlier

•                  exchange rates: yes, as described below

•                  averaging dates: not applicable

•                  redemption right or price dependent redemption right: not applicable

•                  cap level: yes, as described below

•                 buffer level: yes, as described below

•                  interest: not applicable

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-12 of this pricing supplement

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•                  if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;

•                  if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•                  if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level (to be set on the trade): expected to equal the adjusted closing level of the underlier on the trade date

Final underlier level:  the adjusted closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return:  the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 100.00%

Adjusted closing level: on any trading day, the official closing level of the underlier published by the underlier sponsor on such trading day multiplied by the exchange rate on such trading day

Cap level (to be set on the trade date):  expected to be between 129.00% and 133.00% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,290.00 and $1,330.00

Buffer level: 80.00% of the initial underlier level

Buffer amount: 20.00%

Buffer rate:  the quotient of the initial underlier level divided by the buffer level, which equals 125%

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the fifth scheduled business day following the trade date

Determination date (to be set on the trade date):  a specified date that is expected to be between 18 and 21 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date):  a specified date that is expected to be the fifth scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-26 of the accompanying general terms supplement

Exchange rate: for the underlying currency, the official mid-WM Reuters fixing at 4 pm London Time, expressed as the number of U.S. dollars per one unit of the underlying currency, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement

Initial exchange rate (to be set on the trade date):

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-25 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-39 of the accompanying product supplement no. 1065

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier (as converted into U.S. dollars), as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065

ERISA:  as described under “Employee Retirement Income Security Act” on page S-47 of the accompanying product supplement no. 1065

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-48 of the accompanying product supplement no. 1065; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

We expect to deliver the notes against payment therefor in New York, New York on    , 2012, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be  less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	100.00%

Cap level	129.00% of the initial underlier level

Maximum settlement amount	$1,290.00

Buffer level	80.00% of the initial underlier level

Buffer rate	125.00%

Buffer amount	20.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	129.000%
140.000%	129.000%
130.000%	129.000%
129.000%	129.000%
120.000%	120.000%
105.000%	105.000%
100.000%	100.000%
96.000%	100.000%
92.000%	100.000%
88.000%	100.000%
80.000%	100.000%
75.000%	93.750%
50.000%	62.500%
25.000%	31.250%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 31.250% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 68.750% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 129.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 129.000% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 80.000% (the section left of the 80.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 129.000% (the section right of the 129.000% marker on the horizontal axis) would result in a capped return on your investment.

The following four examples show the effect of the exchange rate on the cash settlement amount at maturity.  The calculation agent will multiply the official closing level of the underlier by the applicable exchange rate, in order to determine the adjusted closing level. Accordingly, changes in the exchange rate may impact the amount payable on the maturity date, and the market value of the notes.

Example 1: The Exchange Rate Remains Flat and the Closing Level of the Underlier Prior to U.S. Dollar Adjustment on the Determination Date is Greater than the Closing Level of the Underlier Prior to U.S. Adjustment on the Trade Date

Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Trade Date	Adjusted Closing Level on the Trade Date	Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Determination Date	Adjusted Closing Level on the Determination Date	Underlier Return
100	1.2467	124.6700	106.0000	1.2467	132.1502	6.00%

In this example, the underlier return is 6%, indicating that the underlier has appreciated by 6% from the initial underlier level to the final underlier level and the exchange rate on the trade date for the underlier is equal to the exchange rate on the determination date.

If the final underlier level is greater than the initial underlier level but less than the cap level, the cash settlement amount is calculated as the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return.

Cash settlement amount = $1,000 + ($1,000 × 100% × 6.00%)= $1,060.00

Example 2:  The Euro Appreciates Against the U.S. Dollar and the Closing Level of the Underlier Prior to U.S. Dollar Adjustment on the Determination Date is Greater than the Closing Level of the Underlier Prior to U.S. Dollar Adjustment on the Trade Date

Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Trade Date	Adjusted Closing Level on the Trade Date	Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Determination Date	Adjusted Closing Level on the Determination Date	Underlier Return
100	1.2467	124.6700	115.0000	1.4337	164.8755	32.25%

In this example, prior to U.S. dollar adjustment, the closing level of the underlier on the determination date has appreciated by 15% from the closing level of the underlier on the trade date. In addition, the euro has also appreciated against the U.S. dollar by 15%.

If the final underlier level were determined to be 132.25% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 129.00% of each $1,000 face amount of your notes.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 129.00% of the initial underlier level.

Example 3: The Euro Depreciates Against the U.S. Dollar and the Closing Level of the Underlier Prior to U.S. Dollar Adjustment on the Determination Date is Greater than the Closing Level of the Underlier Prior to U.S. Dollar Adjustment on the Trade Date

Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Trade Date	Adjusted Closing Level on the Trade Date	Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Determination Date	Adjusted Closing Level on the Determination Date	Underlier Return
100	1.2467	124.6700	105.0000	0.9350	98.1750	-21.25%

In this example, prior to U.S. dollar adjustment, the closing level of the underlier on the determination date has appreciated from the closing level of the underlier on the trade date by 5%. However, the euro has depreciated against the U.S. dollar by 25%, resulting in a negative underlier return.

If the final underlier level is less than the buffer level, the cash settlement amount is calculated as the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount.

Cash settlement amount = $1,000 + $1,000 × 125.00% × (-21.25% + 20.00%) = $984.38

Example 4: The Euro Depreciates Against the U.S. Dollar and the Closing Level of the Underlier Prior to U.S. Dollar Adjustment on the Determination Date is Less than the Closing Level of the Underlier Prior to U.S. Dollar Adjustment on the Trade Date

Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Trade Date	Adjusted Closing Level on the Trade Date	Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Determination Date	Adjusted Closing Level on the Determination Date	Underlier Return
100	1.2467	124.6700	80.0000	1.1220	89.7600	-28.00%

In this example, prior to U.S. dollar adjustment, the closing level of the underlier on the determination date has depreciated from the closing level of the underlier on the trade date by 20%. In addition, the euro has depreciated against the U.S. dollar by 10%.

If the final underlier level is less than the buffer level, the cash settlement amount is calculated as the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount.

Cash settlement amount = $1,000 + $1,000 × 125.00% × (-28.00% + 20.00%) = $900.00

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying product supplement no. 1065.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount we will set on the trade date and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1065.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  The amount of this excess will initially equal the difference between the original issue price (minus the underwriting discount and commissions) and the estimated value of the notes on the trade date as set forth on the cover, which will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its customary bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying product supplement no. 1065.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1065.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the U.S. dollar value of the performance of the EURO STOXX ex-Financials Index as measured from the initial underlier level set on the trade date to the adjusted closing level on the determination date. If the final underlier level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier or the underlying currency over the life of your notes will be limited because of the cap level, which will be set on the trade date.  The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the adjusted closing level of the underlier may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against  the underlier stocks or any other rights with respect to the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

The Index May Be More Volatile and Susceptible to Price Fluctuations in the Underlier Stocks Than, And May Not Perform as Well as, an Index that Includes Financial Stocks, Such as the EURO STOXX Index

The index is a sub-index of the EURO STOXX Index that excludes constituents that are classified in the financial industry group.  As a result, the index does not contain any financial industry stocks and contains a smaller number of stocks than EURO STOXX Index.  See “The Underlier” below.  Because of these differences, the index is likely to perform differently from EURO STOXX Index and may be more susceptible to fluctuations and declines in value of the underlying stocks included in the index.  In addition, because the index omits stocks of companies in the financial industry group, it may be less representative of the economy and financial markets as a whole.  These differences may result in a lower index level on the determination date than may have been the case if you purchased an instrument linked to EURO STOXX Index or another index that includes stocks of companies in the financial industry group and therefore may adversely affect the payment at maturity on your notes.

The Notes are Subject to Foreign Currency Exchange Rate Risk

The closing level of the underlier will be adjusted to reflect its U.S. dollar value by converting the closing level of the underlier from the non-U.S. dollar currency in which it is denominated to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which the underlier is denominated, you may lose a significant part of your investment in the notes, even if the value of the underlier increases over the life of your notes.

Foreign currency exchange rates vary over time, and may vary considerably during the life of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•              rates of inflation;

•              interest rate levels;

•              the balance of payments among countries;

•                                          the extent of government surpluses or deficits in the relevant foreign country and the United States; and

•              other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the underlier or other de facto restrictions on the repatriation of U.S. dollars.

If the Levels of the Exchange Rate or Rates Change, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the exchange rate or rates. Changes in the exchange rate or rates may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Owning the Notes is Not the Same as Owning the Applicable Currencies

The return on your notes will not reflect the return you would realize if you actually purchased any or all of the applicable currencies. Even if the applicable currencies appreciate during the term of the notes, the market value of the notes may not increase by the same amount.  It is also possible for the applicable currencies to appreciate while the market value of the notes declines.

Intervention in the Foreign Currency Exchange Markets by the Countries Issuing Such Non-U.S. Dollar Currencies Could Materially and Adversely Affect the Value of Your

Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the underlying currency or the U.S. dollar use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in any of the countries issuing the currency of the non-U.S. dollar denominated underliers to which your notes are linked. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing notes linked to foreign currencies is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

There will be no offsetting adjustment or change made during the life of your notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that the band limiting the float of any underlying currency should be altered or removed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting any underlying currency, the U.S. dollar, or any other currency.

A weakening in the exchange rate of the underlying currency relative to the U.S. dollar may have a material adverse effect on the value of your notes and the return on an investment in your notes.

An Investment in the Offered Notes is Subject to Risks Associated with Foreign Securities

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the underlier may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065. You should consult your own tax adviser about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

The Eurozone Financial Crisis Could Negatively Impact Investors in the Notes

A number of countries in the Eurozone are undergoing a financial crisis affecting their economies, their ability to meet their sovereign financial obligations, and their financial institutions.  Countries in the Eurozone that are not currently experiencing a financial crisis may do so in the future as a result of developments in other Eurozone countries.  The economic, political, legal and regulatory ramifications of this financial crisis, including any legal or regulatory changes made in response to the crisis, are impossible to predict.  During the crisis the USD/EUR exchange rate may be significantly more volatile than it has been in the past (as may the exchange rate between the Euro and other currencies).  In response to this crisis, governments and regulatory bodies have taken, and may in the future take, extraordinary measures to intervene in the currency markets for the Euro and the economies and financial institutions of the Eurozone.  Increased volatility caused by the crisis and any economic, political, legal and regulatory changes made to address, or otherwise resulting from, the crisis and any intervention in the currency markets or Eurozone economies could have an adverse effect on the USD/EUR exchange rate or the exchange rate between the Euro and other currencies.  There is also a possibility that one or more Eurozone countries may cease to use the Euro, which could also adversely affect the exchange rate between the Euro and other currencies and potentially the convertibility of the Euro in such countries.

THE UNDERLIER

The EURO STOXX ex Financials Index is a capitalization-weighted index of large, mid and small capitalization stocks created by STOXX Limited, the underlier sponsor. The EURO STOXX Index is derived from the STOXX Europe 600 Index and is designed to provide a broad yet liquid representation of large, mid and small capitalization companies of 12 Eurozone countries. The EURO STOXX ex Financials Index, which we refer to as the “index,” is a sub-index of the EURO STOXX Index but excludes stocks the issuers of which are allocated to the “Financials” industry by the Industry Classification Benchmark (“ICB”).  Publication of the EURO STOXX Index began on June 15, 1998, based on an initial index value of 100 at December 31, 1991.  The index was first published in November 2011. The level of the index is disseminated on, and additional information about the index is published on, the STOXX Limited website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement. STOXX Limited is under no obligation to continue to publish the EURO STOXX Index or the index and may discontinue publication of either index at any time.

The index contains all of the stocks in the EURO STOXX Index except for the stocks of those companies which, under the ICB, are classified as being in the financial industry (ICB 8000).  The ICB uses ten industry groups, and includes within the financial industry banks, insurance companies, real estate companies, and financial services.  Additional information about the ICB is published on the ICB website at www.icbbenchmark.com.  We are not incorporating any information on that website into this pricing supplement.

As of June 8, 2012, the companies included in the index were divided into the nine remaining industry groups, which include (with the percentage included as of June 8, 2012 in such industry group indicated in parentheses): Basic Materials (13.09%), Industrials (17.86%), Consumer Goods (22.68%), Health Care (7.79%), Consumer Services (8.22%), Telecommunications (6.60%), Utilities (8.16%), Technology (6.01%) and Oil & Gas (9.60%). Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of June 8, 2012, the constituents of the index were derived among 12 Eurozone countries. The countries included, and their relative weightings as of June 8, 2012, in the index are: Austria (0.74%), Belgium (3.96%), Finland (3.28%), France (35.40%), Germany (30.10%), Greece (0.19%), Ireland (1.86%), Italy (7.10%), Luxembourg (0.97%), the Netherlands (9.03%), Portugal (0.66%) and Spain (6.70%).

EURO STOXX Index Composition.

The EURO STOXX Index is a broad yet liquid subset of the STOXX Europe 600 Index, featuring only the constituents of the STOXX Europe 600 Index from the 12 Eurozone Countries noted above, and, as of June 8, 2012 contains 304 constituent stocks.  The index is a sub-index of the EURO STOXX Index that excludes stocks of companies classified as being in the financial industry.

Maintenance of the Index.

The composition of the STOXX Europe 600 Index, and therefore the EURO STOXX Index and the index, is reviewed by STOXX Limited quarterly. On the quarterly review date the eligible stocks are ranked in terms of free-float market capitalization to produce the index selection list.  The selection list is updated on a monthly basis following the review component selection process. During the review implementation month the published review component list is used as selection list. A liquidity screen of a 3-month average daily trading volume greater than one million Euros.

At the quarterly review, the largest 550 stocks on the selection list qualify for selection for the STOXX Europe 600 Index.  The remaining 50 stocks are selected from the largest remaining current components ranked between 551 and 750 that meet all of the cirteria (inlcuding the liquidity screen).  If the number of stocks selected is still below 600, the largest remaining stocks are selected without regard to the liquidity screen until there are enough stocks.  Because the EURO STOXX Index and the index are sub-indexes of the STOXX Europe 600 Index, their components change as the components of the STOXX Europe 600 change, but they are not separately reviewed.

The components of the STOXX Europe 600 Index are monitored on an ongoing monthly basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin—offs, delistings and bankruptcy) that affect the EURO STOXX Index composition are immediately reviewed. Any changes are announced, implemented and made effective in line with the type of corporate action and the magnitude of the effect.

Deletion and Replacement of Component Stocks.

A deleted stock is replaced to maintain the fixed number of stocks. Usually, the replacement is based on the latest monthly selection list. In the case of a spin-off, if the original stock was a component stock, then each spin-off stock qualifies for addition if it lies within the lower buffer on the latest selection list. The largest qualifying spin-off stocks replaces the original component stock, while the next qualifying spin-off stock replaces the smallest current component stock, provided such next qualifying spin-off stock is larger.

The free float factors for each index stock that STOXX Limited uses to calculate the index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review (subject to certain exceptions for extraordinary adjustments, which may be implemented and made effective more quickly). Each component’s weight is capped at 20% of the index’s total free float market capitalization.  The free float factor reduces the index stock’s number of shares to the actual amount available on the market.  All holdings that are larger than five percent of the total outstanding number of shares and shares held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by government, stock owned by certain individuals or families, and restricted shares).

Index Calculation.

STOXX Limited calculates the index using the “Laspeyres formula,” which measures the aggregate price changes in the index stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

Index level = free float market capitalization of the index divided by the divisor.

The “free float market capitalization of the index” is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each index stock as of the time the index is being calculated. Where any index component stock price is unavailable on any trading day, the index sponsor will generally use the last reported price for such component stock.

The index is calculated using a divisor that helps to maintain the continuity of the index’s value so that corporate actions do not artificially increase or decrease the underlier level or the level of the index.

The divisor is calculated by starting with the previous divisor in effect (which we call the “original divisor value”) for the index and multiplying it by a fraction, the numerator of which is the sum for all index stocks (calculated on an individual stock basis) of the original divisor value for that index stock (as described below), plus or minus the difference between the adjusted free float market capitalization of that stock and the original free float market capitalization of that stock, calculated using the values used to calculate the original divisor value, and the denominator of which is that stock’s original divisor value.  The adjusted free float market capitalization is calculated for index stocks that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated using the free float market capitalization calculated with adjusted closing prices, the new number of shares, and the free float factor minus the free float market capitalization calculated with that stock’s original closing price, number of shares, and free float factor, in each case as used in calculating the original divisor value.  The original divisor value is the sum for all index stocks (calculated on an individual stock basis using the values at the time the previous calculation of the divisor was made) of the product of (i) the stock price of that index stock, times (ii) the number of shares of such index stock, times (iii) the free float factor, times (iv) the weighting cap factor.  Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is published.  If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Management Board.

Divisor Adjustments.

STOXX Limited adjusts the divisor for the index to maintain the continuity of the index values across changes due to corporate actions. The following is a summary of the adjustments to any index stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the index stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Special cash dividend:

Adjusted price = closing price — dividend announced by the company * (1 — withholding tax)

Divisor: decreases

(2) Split and reverse split:

Adjusted price = closing price * A / B

New number of shares = old number of shares * B / A

Divisor: no change

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Adjusted price = (closing price * A + subscription price * B) / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

(4) Stock dividend:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(5) Stock dividend of another company:

Stock dividends from treasury stock will be adjusted as cash dividends.

Adjusted price = (closing price * A — price of other company * B) / A

Divisor: decreases

(6) Return of capital and share consideration:

Adjusted price = (closing price — capital return announced by company * (1— withholding tax)) * A / B

New number of shares = old number of shares * B / A

Divisor: decreases

(7) Repurchase of shares / self tender:

Adjusted price = ((price before tender * old number of shares) — (tender price * number of tendered shares)) / (old number of shares — number of tendered shares)

New number of shares = old number of shares — number of tendered shares

Divisor: decreases

(8) Spin—off:

Adjusted price = (closing price * A — price of spun-off shares * B) / A

Divisor: decreases

(9) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

• Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held

• If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))

New number of shares = old number of shares * ((A + B) * (1 + C / A)) / A

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price * A + subscription price * C) / ((A + C) * (1 + B / A))

New number of shares = old number of shares * ((A + C) * (1 + B / A))

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B +C) / A

Divisor: increases

License Agreement between STOXX Limited and The Goldman Sachs Group, Inc.

The EURO STOXX Index and the index are the intellectual property of (including registered trademarks) STOXX Limited and/or its licensors (collectively, the “Licensors”). The license agreement between the Licensors and Goldman Sachs International provides that the following language must be set forth in this pricing supplement:

The Licensors have no relationship to The Goldman Sachs Group, Inc. (“GS Group”), other than the licensing of GS Group to use the index and the related trademarks for use in connection with the notes.

The Licensors do not:

•                  Sponsor, endorse, sell or promote the notes.

•                  Recommend that any person invest in the notes or any other securities.

•                  Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•                  Have any responsibility or liability for the administration, management or marketing of the notes.

•                  Consider the needs of the notes or the owners of the notes in determining, composing or calculating the index or have any obligation to do so.

The Licensors will not have any liability in connection with the notes. Specifically,

•                  The Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

o                 The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the index and the data included in the index;

o                 The accuracy or completeness of the index and its data;

o                 The merchantability and the fitness for a particular purpose or use of the index and its data;

•                  The Licensors will have no liability for any errors, omissions or interruptions in the index or its data; and

•                  Under no circumstances will the Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if the Licensors know that they might occur.

The licensing agreement between GS Group and the Licensors is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  During the period from January 1, 2007 through June 8, 2012, there were 949 21-month periods, the first of which began on January 1, 2007 and the last of which ended on June 8, 2012.  In 325 of such 949 21-month periods the adjusted closing level of the underlier on the final date of such period has fallen below 80.00% of the adjusted closing level of the underlier on the initial date of such period. Therefore, during approximately 34.25% of such 21-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 21-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2009, 2010 and 2011 and the first two calendar quarters of 2012 (through June 8, 2012). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	112.68	87.46	94.45
Quarter ended June 30	111.91	95.35	106.73
Quarter ended September 30	126.31	101.76	125.08
Quarter ended December 31	133.95	120.03	133.12
2010
Quarter ended March 31	138.45	123.30	138.19
Quarter ended June 30	141.49	121.52	125.84
Quarter ended September 30	136.35	123.12	136.02
Quarter ended December 31	148.48	133.69	146.06
2011
Quarter ended March 31	153.30	138.79	147.77
Quarter ended June 30	152.53	141.86	145.80
Quarter ended September 30	148.78	110.09	117.14
Quarter ended December 31	129.64	110.69	122.27
2012
Quarter ended March 31	138.64	123.37	132.88
Quarter ending June 30 (through June 8, 2012)	136.10	116.19	119.67

Historical Exchange Rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that such exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rates will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for the underlying currency for each of the four calendar quarters in 2009, 2010 and 2011 and the first two calendar quarters of 2012 (through June 8, 2012), as published by Bloomberg Financial Services for such periods. The exchange rate is expressed as the amount of U.S. dollars per one unit of the underlying currency unit. As set forth in the following table, an increase in the exchange rate for a given day indicates a strengthening of the underlying currency against the U.S. dollar, while a decrease in the exchange rate indicate a relative weakening of the underlying currency against the U.S. dollar. We obtained the information in the table below from Bloomberg Financial Services, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the underlier return will be positive or that the payment amount at maturity will be greater than the face amount of your notes.

Historical Quarterly High, Low and Closing Levels of EUR (USD/EUR)

	High	Low	Last
2009
Quarter ended March 31	1.4045	1.2530	1.3250
Quarter ended June 30	1.4303	1.2921	1.4033
Quarter ended September 30	1.4790	1.3884	1.4640
Quarter ended December 31	1.5134	1.4249	1.4321
2010
Quarter ended March 31	1.4513	1.3273	1.3510
Quarter ended June 30	1.3653	1.1923	1.2238
Quarter ended September 30	1.3634	1.2527	1.3634
Quarter ended December 31	1.4207	1.2983	1.3384
2011
Quarter ended March 31	1.4226	1.2907	1.4158
Quarter ended June 30	1.4830	1.4048	1.4502
Quarter ended September 30	1.4539	1.3387	1.3387
Quarter ended December 31	1.4189	1.2941	1.2961
2012
Quarter ended March 31	1.3463	1.2667	1.3317
Quarter ending June 30 (through June 8, 2012)	1.3339	1.2363	1.2467

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Buffered Index-Linked Notes due (Linked to the EURO STOXX ex-Financials Index, Converted Into U.S. Dollars) Medium-Term Notes, Series D Goldman, Sachs & Co.

	Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-15
Product Supplement No. 1065 dated September 19, 2011
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-34
Use of Proceeds and Hedging	S-39
Supplemental Discussion of Federal Income Tax Consequences	S-41
Employee Retirement Income Security Act	S-47
Supplemental Plan of Distribution	S-48
General Terms Supplement dated March 22, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
Dow Jones Industrial AverageSM	S-65
The iShares® MSCI Emerging Markets Index Fund	S-67
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140